Mail Stop 4561

May 20, 2008

Nathaniel J. Lipman
President and Chief Executive Officer
Affinion Group, Inc.
100 Connecticut Avenue
Norwalk, CT 06850

> **Re:**   **Affinion Group, Inc.**
> **Form 10-K For the Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 333-133895**

Dear Mr. Lipman:

We have completed our review of your Form 10-K and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief